SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

LANOPTICS LTD.

(Translation of registrant's name into English)

1 Hatamar Street
P.O.B. 527
Yokneam 20692
ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..☑... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .☑....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Contents

Attached hereto and incorporated by reference is the registrant's press release, dated July 15, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANOPTICS LTD.

By:____________________________

Name: Dror Israel

Title: CFO and Corporate Secretary

Dated: July 19, 2002

Exhibit Index

Exhibit Number	Description
99.1	Press Release, dated July 15, 2002 pg. 5

LANOPTICS

LANOPTICS BUILDING
1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

Exhibit 99.1

Contact:
Dror Israel
Director of Finance
LanOptics Ltd. Israel
++972-4-959 6666
E.Mail: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

LANOPTICS SIGNS AGREEMENT WITH APAX PARTNERS TO INCREASE LANOPTICS' EQUITY INTEREST IN EZCHIP TECHNOLOGIES

Yokneam, Israel, July 15, 2002 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced that it has entered into an agreement with Apax Partners that will allow LanOptics to increase its shareholdings in EZchip Technologies.

Pursuant to the agreement, LanOptics will increase its equity interest in EZchip from 57% to approximately 66% of the outstanding share capital of EZchip. The increase will be accomplished by the exchange of Apax Partners' shares in EZchip to LanOptics, in consideration for the issuance of 1,153,508 newly-issued LanOptics shares. LanOptics has granted Apax Partners registration rights, and Apax Partners has agreed to certain restrictions on the sale of LanOptics' shares.

Dr. Meir Burstin, Chairman of the Board of Directors of LanOptics, said: "We approached Apax with this transaction to increase our equity interest in EZchip. We are certain that Apax will continue to make a substantial contribution to LanOptics, as it has to EZchip. We believe that with its outstanding technology and market recognition EZchip is poised to become a leader of the network processors market. EZchip's NP-1 processor, now in production and shipping, represents a tremendous cost savings for OEMs. We are confident that EZchip will rapidly establish itself as a leader in this space."

Allan Barkat, Managing Director of Apax Partners in Israel, said: "The transaction reflects Apax's confidence in the future of LanOptics and EZchip. We believe that EZchip, with its innovative technology, is poised to become a dominant force in the market for network processors. The exchange will allow us to hold shares in a publicly traded company whose future is directly linked to EZchip."

About EZchip Technologies

EZchip Technologies (a subsidiary of LanOptics, NASDAQ: LNOP) is a fabless semiconductor company providing 10/40 Gigabit network processors. EZchip's breakthrough TOPcore® technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with immense savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone. For more information on EZchip, visit our web site at http://www.ezchip.com.

About Apax Partners

Apax Partners is one of the world's leading private equity investment groups. It pursues a balanced equity portfolio strategy, investing in companies at all stages of development from start-up to buy-out.

LANOPTICS BUILDING
1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

Apax Partners invests in companies across its 6 chosen global growth sectors of: healthcare; telecommunications; information technology; telecommunications; media; financial services, retail and consumer. The firm has 180 investment professionals operating in 12 offices across Europe, Israel, the United States and Japan. Some of Apax Partners Funds' telecommunications investments include Ceragon Networks, Damovo, Dialog Semiconductor, Esprit Telecom, EZchip and Tdsoft. Apax Partners manages and advises over Euro 12 billion on behalf of leading institutional investors around the world. For more information please visit www.apax.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other risks detailed from time to time in LNOP filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 2002 and beyond to differ materially from those expressed in any forward looking statements made by, or on behalf of LNOP.

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